UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Rule 13d-101. Information to be Included in Statements Filed
Pursuant to §240.13d-1(a) and Amendments Thereto Filed
Pursuant to §240.13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

KONGZHONG CORPORATION
(Name of Issuer)
Ordinary Shares, Par Value US$0.0000005 Per Share ("Shares")
(Title of Class of Securities)
50047P104
(CUSIP Number)

WANG Leilei 35th Floor, Tengda Plaza No. 168 Xizhimenwai Street Beijing, 100044, China (86-10) 8857 5898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 13, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50047P104
1.	NAME OF REPORTING PERSON RIGHT ADVANCE MANAGEMENT LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 253,257,440(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 253,257,440 (1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 253,257,440(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES` ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.7%(2)
14.	TYPE OF REPORTING PERSON: CO

(1)	Includes 64,424,120 Shares represented by 1,610,603 American depositary shares of the Issuer.

(2)	Based on 1,434,232,520 Shares outstanding as of December 31, 2008.

CUSIP No. 50047P104
1.	NAME OF REPORTING PERSON WANG LEILEI
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) ☐ (B) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS: SC & AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: PEOPLE’S REPUBLIC OF CHINA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 279,862,045(1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER 279,862,045(1)
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 279,862,045 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES` ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.5%(2)
14.	TYPE OF REPORTING PERSON: IN

(1)
Includes 253,257,440 Shares held through Right Advance Management Ltd., 14,604,605 Shares to be issued on or before February 10, 2010 under the Dacheng Share Purchase Agreement (as defined below), and restricted stock units of the Issuer representing 12,000,000 Shares that vested on December 19, 2009 (in the form of 300,000 American depositary shares).  See Item 3.

(2)	Based on 1,434,232,520 Shares outstanding as of December 31, 2008.

This Amendment No. 1 (this “Amendment No.1”) amends and supplements the disclosures in Item 3 (“Source and Amount of Funds or Other Consideration”), Item 4 (“Purpose of Transaction”), Item 5 (“Interest in Securities of the Issuer”), Item 6 (“Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer”) and Item 7 (“Material to be Filed as Exhibits”) of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission on October 8, 2008, relating to the ordinary shares, par value US$0.0000005 per share (the “Shares”), of KongZhong Corporation, a Cayman Islands corporation (the “Issuer”).  Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

All capitalized terms used, but not defined, in this Amendment No.1 shall have the meanings given to them in the Schedule 13D.

Item 3.  Sources and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following:

On June 16, 2009, Mr. Wang, through the Buyer, acquired 5,333,320 Shares from another shareholder of the Issuer, for a purchase price of approximately US$400,498, which is funded through the working capital of the Buyer.

On December 19, 2009, Mr. Wang acquired 12,000,000 Shares (in the form of 300,000 American depositary shares (“ADSs”)) through the vesting of an equal number of restricted stock units of the Issuer, which were issued to Mr. Wang under the Issuer’s equity incentive plans.

On January 13, 2010, the Issuer, Shanghai Dacheng Network Technology Co., Ltd. (“Dacheng”), a company organized under the laws of the People’s Republic of China, and the shareholders of Dacheng (including Mr. Wang, who holds approximately 24.8% of the equity interests in Dacheng) (together, the “Dacheng Shareholders”) entered into an amendment (the “First Amendment”) to a share purchase agreement, dated as of December 15, 2009, by and among the same parties (such share purchase agreement as amended from time to time, the “Dacheng Share Purchase Agreement”).  Pursuant to the Dacheng Share Purchase Agreement, Dacheng will effect a reorganization whereby an offshore holding company will be established (the “Dacheng Offshore Company”), with the Dacheng Shareholders as the shareholders of the Dacheng Offshore Company.  The Issuer shall purchase the Dacheng Shareholders’ equity interests in the Dacheng Offshore Company with a mixture of cash and Shares for a purchase price of up to US$80.0 million.  However, Mr. Wang will receive only Shares under the Dacheng Share Purchase Agreement.

Under the Dacheng Share Purchase Agreement, Mr. Wang will receive 14,604,605 Shares on or before February 10, 2010.  If the net profit after tax of Dacheng, as calculated under generally accepted accounting principles in the United States (the “NPAT”), for the first six months of 2010 exceeds US$5.0 million, then US$4,960,000 worth of Shares would be issued to Mr. Wang (subject to certain conditions).  Subject to certain conditions, Mr. Wang may receive a third payment of Shares after the end of 2010.  The value of Shares for purposes of the contingent third payment shall be the difference between (i) the product of (A) the NPAT for 2010; (B) (x) 5, if such NPAT is less than US$6.5 million or (y) 8, if such NPAT is equal to or more than US$6.5 million; and (C) 24.8%; and (ii) value of the Shares paid to Mr. Wang in the two previous payments.  The number of Shares to be issued in the contingent second and third payments will be determined based upon the average closing price of the Issuer’s ADSs over a 30-day period prior to issuance of such Shares.

A copy of each of the Dacheng Share Purchase Agreement dated as of December 15, 2009 and the First Amendment dated as of January 13, 2010 are attached hereto as Exhibits 3 and 4 and incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

Mr. Wang’s purchase of the 5,333,320 Shares through the Buyer on June 16, 2009 was for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a)  As of the date hereof, (i) the Buyer beneficially owns 253,257,440 Shares (of which 64,424,120 Shares are represented by 1,610,603 ADSs), representing approximately 17.7% of the outstanding Shares of the Issuer; and (ii) Mr. Wang beneficially owns 279,862,045 Shares (of which 76,424,120 Shares are represented by 1,910,603 ADSs) representing approximately 19.5% of the outstanding Shares of the Issuer.  As Mr. Wang has the right to receive 14,604,605 Shares under the Dacheng Share Purchase Agreement with 60 days, he is deemed the beneficial owner of such Shares pursuant to Rule 13d-3 under the Act.  As Mr. Wang is the beneficial owner and controlling person of the Buyer, he is also deemed the beneficial owner of the Shares described in (i) above pursuant to Rule 13d-3 under the Act.  The Director, despite being the nominal owner of the Buyer, does not possess or share any voting power or investment power with respect to any Shares, and thus does not beneficially own any Shares.  The percentage used herein is calculated based upon the 1,434,232,520 Shares that were outstanding as of December 31, 2008.

Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

There is no transaction in securities of the Issuer during the past 60 days, by Mr. Wang, the Buyer and the Director, other than the transactions otherwise disclosed in the Schedule 13D, as amended by this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following as the third paragraph:

The Dacheng Share Purchase Agreement (as amended by the First Amendment) is described under Item 3 above, such summary being incorporated under this Item 6 by reference.  The summary of the Dacheng Share Purchase Agreement (as amended by the First Amendment) is qualified in its entirety by reference to the Dacheng Share Purchase Agreement dated as of December 15, 2009 and the First Amendment dated as of January 13, 2010, copies of which are attached hereto as Exhibits 3 and 4.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

Exhibit 3:  Dacheng Share Purchase Agreement, dated as of December 15, 2009, among the Issuer, Dacheng and the Dacheng Shareholders.

Exhibit 4:  First Amendment to the Dacheng Share Purchase Agreement, dated as of January 13, 2010, among the Issuer, Dacheng and the Dacheng Shareholders.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2010

RIGHT ADVANCE MANAGEMENT LTD.

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

WANG LEILEI

/s/ WANG Leilei